EXHIBIT 20

NEWS RELEASE	[CIGNA Logo]

For Release:	Immediate

Contact:	Edwin J. Detrick, Investor Relations - (215) 761-6130
Wendell Potter, Media Relations - (215) 761-4450

CIGNA REPORTS THIRD QUARTER RESULTS

PHILADELPHIA, November 2, 2000 -- CIGNA Corporation (NYSE:CI) today reported third quarter 2000 operating income1 from continuing operations of $281 million, or $1.76 per share2, a 20% increase over operating income from continuing operations of $1.47 per share for the third quarter of 1999 (which excludes certain nonrecurring charges)3.

For the nine months of 2000, operating income from continuing operations was $825 million ($5.03 per share), excluding certain charges associated with the run-off reinsurance business3 recorded in the second quarter. This compares with operating income from continuing operations of $766 million ($3.76 per share) for the nine months of 1999, which excludes the nonrecurring charges referred to above and a $43 million after-tax gain on the sale of a partial interest in a business.

"We continue to achieve good earnings momentum and strong margins in our health care business for both our core products and specialty offerings," said H. Edward Hanway, CIGNA's chief executive officer.

HIGHLIGHTS OF CONSOLIDATED THIRD QUARTER 2000 RESULTS:

o

Consolidated revenues of $5.0 billion increased 7% over the third quarter of 1999. Consolidated revenues for the nine months of 2000 were $14.9 billion, up 7%, compared with $13.9 billion for the same period last year, excluding the results of discontinued operations[4]. The increases were primarily due to business growth in the Employee Health Care, Life and Disability Benefits segment.

o

The company repurchased 4.4 million shares of its common stock for $432 million during the third quarter and 0.6 million shares for $64 million in October 2000. Repurchases through October resulted in a 10% decrease in shares outstanding since December 31, 1999. Total available repurchase authority is approximately $740 million at November 2, 2000.

o	Assets at September 30, 2000 increased to $96.7 billion from $95.3 billion at December 31, 1999.

HIGHLIGHTS OF SEGMENT RESULTS:

Employee Health Care, Life and Disability Benefits

o

This segment includes CIGNA's HMO and Indemnity operations. HMO includes medical and dental managed care and specialty health care operations. Indemnity includes medical and dental indemnity, disability, and group life insurance operations.

After-Tax Operating Income ($ millions):

	Third Qtr. 2000	Third Qtr. 1999	Change	Pro forma[5] Third Qtr. 1999	Change
HMO	$126	$114	11%	$110	15%
Indemnity	89	79	13	76	17
Goodwill	(15)	(15)	--	(15)	--

Total Segment	$200	$178	12%	$171	17%

o	Operating income for the segment increased by 17% in the quarter, compared with pro forma[5] operating income for the same period last year.

o	For the nine months of 2000, operating income was $556 million, compared with $499 million (pro forma of $480 million) for the same period last year.

o

HMO operating income increased 15% over pro forma HMO operating income for the same quarter of 1999. This increase was largely attributable to membership growth and rate increases in the medical managed care business, as well as higher earnings in the specialty health care operations.

o

The HMO results included net favorable adjustments of $11 million for the nine months of 2000. This compares with favorable adjustments of $6 million and $18 million, respectively, for the third quarter and nine months of 1999.

o

Indemnity operating income increased 17% over pro forma Indemnity operating income for the third quarter of 1999. The results reflect higher earnings from health care products funded through alternative funding arrangements (Administrative Services Only (ASO)) and retrospectively experience-rated business, partially offset by lower earnings on long-term disability business, primarily due to unfavorable pricing and claims experience.

o	The after-tax operating margin[6] for the segment was 5.4%, compared with 5.3% for the third quarter of 1999.

Premiums and Premium Equivalents ($ millions):

	Third Qtr. 2000	Third Qtr. 1999	Change
HMO Premiums and Fees	$1,693	$1,582	7%
HMO Equivalents	1,691	1,496	13

	3,384	3,078	10

Indemnity Premiums and Fees	1,702	1,545	10
Indemnity Equivalents	2,877	2,512	15

	4,579	4,057	13

Total	$7,963	$7,135	12%

o

The 12% increase in premiums and premium equivalents[7] for the combined HMO and Indemnity operations was driven primarily by membership growth, rate increases and the effect of higher medical costs under alternative funding programs.

Membership (thousands):

	Sept. 30, 2000	Sept. 30, 1999	Change	Dec. 31, 1999	Change
HMO	7,170	6,696	7%	6,740	6%
Indemnity	7,090	6,611	7	6,617	7

Total Medical Lives	14,260	13,307	7%	13,357	7%

o	Total medical membership increased by nearly one million lives, compared with the same period last year, about evenly split between HMO and Indemnity coverages.

o

At September 30, 2000, approximately 20% of CIGNA's 14.3 million medical lives were covered by guaranteed cost managed care and indemnity arrangements (primarily Commercial HMO, Medicare, and Medicaid) where CIGNA assumes the risk for medical cost inflation.

Other Statistics:

	Third Qtr. 2000	Third Qtr. 1999	Second Qtr. 2000
Commercial HMO Medical Risk Loss Ratio	83.8%	85.5%	84.6%
HMO Administrative Expense Ratio	10.6%	9.9%	10.3%

o	The Commercial HMO medical risk loss ratio improved over the same period last year and the second quarter of 2000.

o	Average net premium yields (i.e., rate increases net of reductions in benefits) for the Commercial HMO business modestly outpaced medical cost inflation in the quarter.

o

The rate of commercial medical cost inflation is approximately 8%, unchanged from the second quarter of 2000. Outpatient and pharmacy (utilization and unit cost increases) continue to be the primary factors that are driving medical cost inflation.

o	The expense ratio for HMO increased, compared with the third quarter of 1999 and the second quarter of 2000, due primarily to technology and eCommerce initiatives.

Employee Retirement Benefits and Investment Services

o

This segment, which operates in the defined contribution, defined benefit and corporate life insurance markets, had operating income of $63 million in the third quarter of 2000, compared with $66 million for the same period last year. The results in the quarter reflect increased operating expenses and a shift of assets to lower margin products (separate account equity funds), partially offset by higher earnings from an increased asset base. For the nine months of 2000 and 1999, operating income was $192 million and $196 million, respectively.

o

Assets under management at September 30, 2000 were $57.0 billion, an increase of 8% compared with $52.8 billion as of September 30, 1999, and an increase of 2% compared with $55.8 billion as of December 31, 1999.

o	The ratio of annualized underlying segment operating income to average assets under management was approximately 44 basis points for the quarter, compared with 47 basis points for full year 1999.

International Life, Health and Employee Benefits

o

This segment, which includes CIGNA's life insurance and employee benefits businesses operating in select international markets, had operating income of $15 million in the third quarter of 2000, compared with $6 million for the same period last year (excluding 1999 charges of $400 million after-tax for Brazilian investments[3] and $3 million after-tax for restructuring activities). The segment's operating income for the nine months of 2000 was $33 million, compared with $10 million for the nine months of 1999, excluding the charges noted above and an after-tax gain of $43 million associated with the sale of a partial interest in CIGNA's Japanese life insurance business.

o

The improvement in operating income for the third quarter primarily reflects increased earnings in the Japanese life insurance business. The nine month results also reflect the absence of approximately $15 million in losses from a Brazilian health care operation that CIGNA exited in the third quarter of 1999.

o

Premiums and fees of $515 million increased 26% in the quarter, compared with $409 million in the third quarter of 1999, primarily reflecting growth in the Japanese life insurance operation, growth in life and group benefits business in other Asian operations and higher premiums and fees for products related to expatriate employees of multinational companies.

Other Operations

o

Other Operations includes gain recognition related to the 1998 sale of the individual life insurance and annuity business and the 2000 sale of a portion of the reinsurance business. It also includes the results of the leveraged corporate life insurance operation, the reinsurance business (consisting of the sold reinsurance operations prior to the date of sale and the retained business that was placed in run-off) and the settlement annuity business.

o

Other Operations reported operating income of $19 million in the third quarter of 2000, compared with $37 million for the same period last year. The decrease in the quarter primarily reflects the absence of earnings from the reinsurance business. For the nine months ended September 30, 2000, Other Operations reported operating income of $78 million[3], compared with $113 million reported for the nine months ended September 30, 1999.

Corporate

o

Corporate includes unallocated investment income and parent company expenses, primarily debt service. For 1999, Corporate also includes certain overhead expenses previously allocated to the sold property and casualty businesses that have been allocated to the remaining business segments since the beginning of 2000.

o

Corporate had a loss of $16 million in the third quarter of 2000, compared with a loss of $1 million for the same period last year, excluding a $7 million after-tax restructuring charge. The increased loss in the quarter primarily reflects lower net investment income on unallocated corporate investments resulting from share repurchases following the sale of the property and casualty business. The operating loss for the nine months of 2000 was $34 million, compared with a loss of $52 million for the same period last year, excluding the restructuring charge.

NET INCOME

o

Consolidated net income[8] for the quarter was $278 million, or $1.74 per share, compared with $1.1 billion, or $5.44 per share, for the same period last year. For the nine months of 2000, consolidated net income was $710 million, or $4.33 per share, compared with $1.5 billion, or $7.28 per share, for the same period last year.

Quarterly earnings and conference call information are available on CIGNA's web site (http://www.cigna.com) in the Investor Info section.

* Notes:

1.	Operating income (loss) is defined as net income (loss) excluding after-tax realized investment results and the cumulative effect of an accounting change in 1999.

2.	All earnings per share amounts are on a diluted basis.

3.

Consolidated operating income for the nine months of 2000 excludes after-tax charges of $127 million associated with the run-off reinsurance business principally for reserve strengthening. Consolidated operating income for the third quarter and nine months of 1999 excludes an after-tax gain of $1.2 billion for the sale of the property and casualty (P&C) business to ACE Limited (reported in discontinued operations), a $400 million after-tax charge attributable to certain Brazilian investments, and $10 million of after-tax restructuring charges for cost reduction initiatives subsequent to the sale of P&C.

4.	On July 2, 1999, CIGNA sold its domestic and international Property and Casualty business to ACE Limited. In 1999, CIGNA began reporting this business as discontinued operations.

5.

Pro forma 1999 operating income for the Employee Health Care, Life and Disability Benefits segment includes certain overhead expenses that were reported in the Corporate segment until 2000, when these expenses were allocated to the operating segments. Pro forma HMO results include expenses of $4 million after-tax and $10 million after-tax for the third quarter and nine months of 1999, respectively. Pro forma Indemnity results include expenses of $3 million after-tax and $9 million after-tax for the third quarter and nine months of 1999, respectively.

6.	Operating margin is defined as operating income divided by GAAP revenue, excluding realized investment gains.

7.

Due to CIGNA's business mix, which has a large concentration of retrospectively experience-rated and ASO business with self-insured customers, rather than fully insured business, management believes that business volume is best measured by premiums and fees plus premium equivalents. Premium equivalents generally equal paid claims under alternative funding programs, where CIGNA's customers assume all or a portion of the responsibility for funding claims. CIGNA would have recorded the amount of these paid claims as additional premiums if these programs had been written as guaranteed cost (full risk) business.

8.

Consolidated net income includes the charges and gains, noted above, recognized during 2000 and 1999, and the $91 million after-tax charge in 1999 for the cumulative effect of adopting a new accounting standard, primarily related to the sold property and casualty business.

9.	CIGNA made certain segment reclassifications, effective January 1, 2000. See Exhibit 1 for additional information.

Exhibit 1

CIGNA CORPORATION
COMPARATIVE SUMMARY OF FINANCIAL RESULTS
(Dollars in millions, except per share amounts)	[CIGNA Logo]

	Three Months Ended September 30,		Nine Months Ended September 30,
	2000	1999	2000	1999

REVENUES (Excluding discontinued operations)
Premiums and fees	$4,110	$3,782	$12,155	$11,102
Net investment income	739	762	2,189	2,217
Other revenues	180	156	525	491
Gain on sale of business (1)	--	--	--	66
Realized investment gains (losses)	(3)	(11)	19	13

Total	$5,026	$4,689	$14,888	$13,889

OPERATING INCOME (LOSS) BY SEGMENT (2) (3)
(Excluding discontinued operations)
Employee Health Care, Life and Disability Benefits:
HMO operations	$116	$104	$346	$293
Indemnity operations (4)	84	74	210	206

Total Employee Health Care, Life and Disability Benefits	200	178	556	499
Employee Retirement Benefits and Investment Services	63	66	192	196
International Life, Health and Employee Benefits (5)	15	(397)	33	(350)
Other Operations (4) (6)	19	37	(49)	113
Corporate (7)	(16)	(8)	(34)	(59)

Total	$281	$(124)	$698	$399

INCOME (LOSS) FROM CONTINUING OPERATIONS (3)
Employee Health Care, Life and Disability Benefits:
HMO operations	$115	$104	$340	$293
Indemnity operations (4)	87	68	229	209

Total Employee Health Care, Life and Disability Benefits	202	172	569	502
Employee Retirement Benefits and Investment Services	57	65	192	202
International Life, Health and Employee Benefits (5)	15	(397)	32	(351)
Other Operations (4) (6)	20	36	(49)	113
Corporate (7)	(16)	(8)	(34)	(59)

Total	$278	$(132)	$710	$407

DILUTED EARNINGS PER SHARE:
Operating income (loss) (Excluding discontinued operations)	$1.76	$(0.64)	$4.26	$1.96
After-tax realized investment gains (losses) (Excluding
discontinued operations)	(0.02)	(0.04)	0.07	0.04

Income (loss) from continuing operations	1.74	(0.68)	4.33	2.00
Income from discontinued operations, net of taxes (8)	--	6.12	--	5.73

Income before cumulative effect of accounting change	1.74	5.44	4.33	7.73
Cumulative effect of accounting change, net of taxes	--	--	--	(0.45)

Net income	$1.74	$5.44	$4.33	$7.28

Weighted average shares (in thousands)	159,495	195,137	163,979	203,474

SHAREHOLDERS' EQUITY at September 30:			$5,377	$7,176

SHAREHOLDERS' EQUITY PER SHARE at September 30:			$35.03	$38.59

(1)	Reflects the second quarter 1999 pre-tax gain of $66 million ($43 million after-tax) recognized upon the sale of a partial interest in CIGNA's Japanese life insurance operation.

(2)	Operating income (loss) is defined as net income (loss) excluding after-tax realized investment results, and, in 1999, the cumulative effect of adopting a new accounting pronouncement.

(3)

In 1999, corporate overhead which would have been allocated to the P&C segment had the sale to ACE Limited not occurred was reported in Corporate (other operating expenses). Effective January 1, 2000, this overhead was allocated to the operating segments. See Exhibit 2 for additional information.

(4)

Effective January 1, 2000, CIGNA combined the operations of one of its new business initiatives (Integrated Care, the results of which had been previously reported in Other Operations) with a business reported in the Employee Health Care, Life and Disability Benefits segment. Integrated Care's after-tax operating loss of $4 million for the three months ended September 30, 1999 and $13 million for the nine months ended September 30, 1999 was reclassified to conform with this new presentation. See Exhibit 2 for additional information.

(5)

Includes a third quarter 1999 after-tax charge of $400 million ($478 million pre-tax) attributable to certain Brazilian investments and a third quarter 1999 after-tax charge of $3 million ($4 million pre-tax) for restructuring costs.

(6)

In the second quarter of 2000, CIGNA recognized an after-tax charge of $127 million ($195 million pre-tax) for the retained reinsurance business relating to reserve strengthening and certain restructuring costs.

(7)	Includes a third quarter 1999 after-tax charge of $7 million ($11 million pre-tax) for restructuring costs.

(8)	Includes a third quarter 1999 after-tax gain of $1.2 billion recognized upon completion of the sale of the property and casualty business.

CIGNA Corporation	Exhibit 2
Supplemental Financial Information
Financial Data Excluding Specific Adjustments - Results of Operations
(Dollars in millions, except per share amounts)
	Employee Health Care, Life & Disability Benefits						Employee Retirement Benefits &		International Life, Health &
	HMOs		Indemnity		Total		Investment Svcs.		Emp. Benefits
Three months ended September 30,	2000	1999	2000	1999	2000	1999	2000	1999	2000	1999

Operating income (loss) prior to reclassification	$116	$104	$84	$78	$200	$182	$63	$66	$15	$(397)
Reclassification for Integrated Care	--	--	--	(4)	--	(4)	--	--	--	--

Operating income (loss) as published	116	104	84	74	200	178	63	66	15	(397)
Brazilian operations charge	--	--	--	--	--	--	--	--	--	400
Restructuring charge	--	--	--	--	--	--	--	--	--	3
Gain on sale of Japanese life insurance operation	--	--	--	--	--	--	--	--	--	--
Pro forma overhead costs previously
allocated to Corporate*	--	(4)	--	(3)	--	(7)	--	(1)	--	--

Operating income (loss) as adjusted	$116	$100	$84	$71	$200	$171	$63	$65	$15	$6

	Other Operations		Corporate		Consolidated		Diluted Earnings Per Share
Three months ended September 30,	2000	1999	2000	1999	2000	1999	2000	1999

Operating income (loss) prior to reclassification	$19	$33	$(16)	$(8)	$281	$(124)	$1.76	$(0.64)
Reclassification for Integrated Care	--	4	--	--	--	--	--	--

Operating income (loss) as published	19	37	(16)	(8)	281	(124)	1.76	(0.64)
Brazilian operations charge	--	--	--	--	--	400	--	2.06
Restructuring charge	--	--	--	7	--	10	--	0.05
Gain on sale of Japanese life insurance operation	--	--	--	--	--	--	--	--
Pro forma overhead costs previously
allocated to Corporate*	--	(1)	--	9	--	--	--	--

Operating income (loss) as adjusted	$19	$36	$(16)	$8	$281	$286	$1.76	$1.47	**

	Employee Health Care, Life & Disability Benefits						Employee Retirement Benefits &		International Life, Health &
	HMOs		Indemnity		Total		Investment Svcs.		Emp. Benefits
Nine months ended September 30,	2000	1999	2000	1999	2000	1999	2000	1999	2000	1999

Operating income (loss) prior to reclassification	$346	$293	$210	$219	$556	$512	$192	$196	$33	$(350)
Reclassification for Integrated Care	--	--	--	(13)	--	(13)	--	--	--	--

Operating income (loss) as published	346	293	210	206	556	499	192	196	33	(350)
Charges for the retained reinsurance business	--	--	--	--	--	--	--	--	--	--
Brazilian operations charge	--	--	--	--	--	--	--	--	--	400
Restructuring charge	--	--	--	--	--	--	--	--	--	3
Gain on sale of Japanese life insurance operation	--	--	--	--	--	--	--	--	--	(43)
Pro forma overhead costs previously
allocated to Corporate*	--	(10)	--	(9)	--	(19)	--	(2)	--	(1)

Operating income (loss) as adjusted	$346	$283	$210	$197	$556	$480	$192	$194	$33	$9

	Other Operations		Corporate		Consolidated		Diluted Earnings Per Share
Nine months ended September 30,	2000	1999	2000	1999	2000	1999	2000	1999

Operating income (loss) prior to reclassification	$(49)	$100	$(34)	$(59)	$698	$399	$4.26	$1.96
Reclassification for Integrated Care	--	13	--	--	--	--	--	--

Operating income (loss) as published	(49)	113	(34)	(59)	698	399	4.26	1.96
Charges for the retained reinsurance business	127	--	--	--	127	--	0.77	--
Brazilian operations charge	--	--	--	--	--	400	--	1.96
Restructuring charge	--	--	--	7	--	10	--	0.05
Gain on sale of Japanese life insurance operation	--	--	--	--	--	(43)	--	(0.21)
Pro forma overhead costs previously
allocated to Corporate*	--	(2)	--	24	--	--	--	--

Operating income (loss) as adjusted	$78	$111	$(34)	$(28)	$825	$766	$5.03	$3.76

*

In 1999, corporate overhead which would have been allocated to the P&C segment had the sale to ACE Limited not occurred was reported in Corporate (other operating expenses). Effective January 1, 2000, this overhead was allocated to the operating segments. Prior period amounts have not been restated to reflect this change but are illustrated above on a pro forma basis.

**

Because of the overall loss from continuing operations for the third quarter of 1999, the number of shares used to compute operating income per share as adjusted does not reflect the dilution caused by stock options and restricted stock grants of approximately 2.6 million shares. If they were included in the computation of per share amounts, operating income per share as adjusted would have been $1.45 per share for the quarter.